UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        Annual report pursuant to Section 15(d) of the Securities Exchange
           Act of 1934

                   For the fiscal year ended December 31, 2000


                                       Or


[  ]       Transition report pursuant to Section 15(d) of the Securities
           Exchange Act of 1934
           For the transition period from              to
                                          ------------    --------------

           Commission file number   1-8483


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                               UNOCAL SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               Unocal Corporation,
           2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

            INDEX TO FINANCIAL STATEMENTS OF THE UNOCAL SAVINGS PLAN





        The following financial statements reflect the status of the Unocal Savings Plan as of December 31, 2000 and 1999, and the results of its transactions for each of the years then ended.

                                                                                                                     Page
                                                                                                                    Number



Report of Independent Accountants                                                                                      1

Financial Statements:

     Statements of Net Assets Available for Benefits at December 31, 2000 and 1999                                     2

     Statements of Changes in Net Assets Available for Benefits for the years ended
     December 31, 2000 and 1999                                                                                        3

     Notes to Financial Statements                                                                                    4-9

Supplemental Schedules*:

     Schedule of Assets Held for Investment Purposes at December 31, 2000                                              11

     Schedule of Reportable Transactions for the year ended December 31, 2000                                          12

Exhibit Index                                                                                                          13

* Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Unocal Savings Plan.

                        REPORT OF INDEPENDENT ACCOUNTANTS






To the Unocal Savings Plan Committee:





         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Unocal Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 2000 and reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
June 15, 2001


                  Unocal Savings Plan
       Statements of Net Assets Available for Benefits

                                                          December 31,
                                                  2000                   1999
-------------------------------------------------------------------------------------
Assets:
     Investments at fair value                   $558,100,005           $586,664,187
     Cash                                           2,713,377                517,038
                                            ------------------     ------------------
              Total assets                        560,813,382            587,181,225

                                            ------------------     ------------------
Net assets available for benefits                $560,813,382           $587,181,225
                                            ==================     ==================

       See accompanying notes to financial statements.


                                    Unocal Savings Plan
                     Statements of Changes in Net Assets Available for Benefits

                                                                      Year Ended December 31,
                                                                 2000                        1999
---------------------------------------------------------------------------------------------------------
Additions:
     Additions to (deductions from) net assets attributed to:
              Investment income:
                 Net (depreciation) appreciation in
                     fair value of investments                 $ (17,470,031)               $106,667,069
                 Interest                                          2,987,898                   2,826,155
                 Dividends                                        20,960,987                  21,546,976
                                                           ------------------         -------------------
                      Total investment income                      6,478,854                 131,040,200

     Contributions:
              Participant                                         21,797,371                  25,025,641
              Company                                             13,138,933                  14,812,757
                                                           ------------------         -------------------
                      Total contributions                         34,936,304                  39,838,398

                                                           ------------------         -------------------
              Total additions                                     41,415,158                 170,878,598
                                                           ------------------         -------------------

Deductions:
     Deductions from net assets attributed to:
              Participants withdrawals & distributions            67,771,562                 105,292,032
              Trustee fees and other expenses                         11,439                      17,321
                                                           ------------------         -------------------
                        Total deductions                          67,783,001                 105,309,353
                                                           ------------------         -------------------

              Net (decrease) increase                            (26,367,843)                 65,569,245

Net assets available for benefits:
                Beginning of year                                587,181,225                 521,611,980
                                                           ------------------         -------------------
                End of year                                     $560,813,382                $587,181,225
                                                           ==================         ===================

                See accompanying notes to financial statements.

                               UNOCAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1  - Description of the Plan

General

         Unocal Corporation (Unocal) was incorporated in Delaware on March 18, 1983, to operate as the parent of Union Oil Company of California. The Unocal Savings Plan (the "Plan") provides for Union Oil Company of California (d.b.a. Unocal) (the "Company") matching contributions and for participants' voluntary pre-tax and/or after-tax contributions. Putnam Fiduciary Trust Company is the trustee ("Trustee") of the Plan and invests funds contributed by the Company and participants to the Plan. During 2000 and 1999, all Company contributions were invested in common stock of Unocal Corporation and participant contributions were invested at the discretion of the participants in a range of investment fund options and Unocal Corporation common stock. Effective March 3, 1997, the Company will continue to match contributions in Unocal common stock only; however, participants may thereafter transfer these balances into any of the Plan investment options. Most balances remain with the Trustee until withdrawn by participants following termination of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

         The Savings Plan booklet dated May 1, 2000 constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. This Savings Plan booklet is a Summary Plan Description of the Plan as of May 1, 2000.

Participation

         Regular, full-time employees are eligible to participate in the Plan immediately upon employment by the Company. Part-time and temporary employees are eligible to participate following the first service year in which they complete at least 1,000 hours of service.

Contributions

         Participant Contributions -- Participant contributions are voluntary and can be all pre-tax, all after-tax, or a combination of both. However, a participant's total annual contribution must not exceed 15 percent of the participant's annual base pay. The pre-tax contributions are also known as 401(k) contributions. A participant's contributions shall not exceed the maximum amount allowed by law.

         Company Matching Contributions -- The Company matches employee pre-tax 401(k) contributions on a dollar for dollar basis, up to six percent of the contributing participant's base pay.

         At its discretion, the Company directs the Trustee to purchase shares attributable to Company matching contributions either on the open market or by private purchases directly from the Company.

Participant Accounts

         Each participant's account is credited with the contributions and the respective net investment earnings or losses of the individual funds as governed by the participant's investment selection.

Vesting

         Participants are always 100 percent vested in participant contributions and the dividends on those contributions. Vesting in the Company contributions portion of participants' accounts and the dividends thereon is based on years of vesting service. Participants are 100 percent vested in Company contributions and dividends thereon after two years of vesting service. Special vesting rules also apply to certain participants depending on the date and reason for termination of employment.

Payment of Benefits

         Following termination of employment, participants may elect to receive their account balance or defer their distribution until a later date chosen by the participant, but not beyond April 1 of the year following attainment of age 70-1/2.

Rollovers into the Plan

         The Plan will accept rollovers from other employers' qualified plans, subject to certain restrictions.

Loans

         All employees who are participants of the Plan and have a sufficient balance in their employee pre-tax contributions account are eligible to apply for a loan. Members borrow against their own pre-tax account balance and all payments of principal and interest are credited back to their account. Loan types available are "any reason" (except investment in registered securities); "home purchase" (for purchase of a primary residence only); and loans "forced" by a hardship withdrawal request. Repayment periods range from 1 to 15 years depending on the type of loan. The Unocal Savings Plan Loan and Hardship Withdrawal Committee determines the interest rate for loans based on appropriate market rates and applicable federal regulations.

Federal Income Tax Status

         The Company obtained its latest determination letter on February 15, 2000, from the Internal Revenue Service, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         For 2000, the maximum employee pay eligible for benefit purposes under a qualified plan was $170,000 per year. If an employee's pay exceeded $170,000, only the first $170,000 of base pay was eligible for calculating employee and Company contributions.

         Federal regulations place an annual dollar limit on the amount of employee pre-tax contributions. The limit was $10,500 and $10,000 for 2000 and 1999, respectively. If pre-tax contributions reach the annual limit before year-end, they are suspended for the balance of the year. The Company matching contributions are also suspended if the annual limit is reached before year-end.

         Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal income tax penalty.

Plan Amendment or Termination

         The Company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the Company may at any time or from time to time amend or terminate the Plan in whole or part. In the event of termination, participants become fully vested in their individual accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided by ERISA. The Company has no present intent to discontinue the Company matching contributions or to terminate the Plan.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

         The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. In addition, the following accounting policies are applied:

         a.  Purchases and sales of Unocal Corporation common stock:

         During normal trading by participants, the Trustee will collect all participant directed stock trades throughout the day and will execute and complete one or more buy and sell trades per day.

         During abnormal conditions or heavy trading by participants, the Trustee may not be able to execute and complete participant directed trades on the same day without affecting the share price. The Trustee is authorized, at its discretion, to buy or sell a portion of the trades during the next day or days. Prices received from each day's trading will be averaged to ensure that all participants requesting trades will be treated equitably.

         b.  Dividend income is recorded on the ex-dividend date.

         c.  Interest income is recorded as earned on the accrual basis.

         d.  Benefits are recorded when paid.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Valuation of Investments

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Unocal Corporation common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 2000 and 1999. Investments in common trust funds are valued based on information provided by the Plan's investment custodian. The financial statements of the common trust funds are audited annually by independent accountants. The value of the assets of the Plan are subject to the variations in the market. The fair value of the investments and net assets available for benefits could be materially affected by a change in market conditions.

Use of Estimates in Preparation of the Financial Statements

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

NOTE 3  - Investments

         The following table presents investments that represent 5 percent or more of the Plan's net assets available for benefits:

                                                                                 December 31,
                                                                         2000                   1999
------------------------------------------------------------------------------------------------------------

Unocal Common Stock (a)
6,178 and 6,714 thousand shares, respectively                           $239,011,758           $225,327,484

Putnam S&P 500 Index Fund
3,182 and 3,502 thousand shares, respectively                            100,811,110            122,349,845

Putnam New Opportunities Fund
1,106 and 785 thousand shares, respectively                               66,200,019             72,559,112

Putnam Money Market Fund
38,320 and 45,345 thousand shares, respectively                           38,320,056             45,345,046

George Putnam Fund of Boston
2,217 and 2,675 thousand shares, respectively                             38,149,305             43,633,627

Putnam Voyager Fund
1,526 and 1,358 thousand shares, respectively                             36,481,007             42,921,726

(a)  Includes both participant and nonparticipant-directed amounts.

         During 2000, the Plan's investments appreciated (depreciated) in value as follows:

Mutual funds                                  $ (42,972,819)
Common or collective trusts                     (10,287,309)
Common stock                                     35,790,097
                                       ---------------------
                                              $ (17,470,031)
                                       =====================

Nonparticipant-Directed Investments

         The nonparticipant-directed investments and the significant components of the changes in those net assets are as follows:

                                                                                  December 31,
                                                                         2000                      1999
-----------------------------------------------------------------------------------------------------------------

Assets:
     Unocal common stock                                                $ 148,392,402              $ 139,452,514
                                                                 ---------------------     ----------------------
          Total assets                                                    148,392,402                139,452,514

                                                                 ---------------------     ----------------------
          Total nonparticipant-directed net assets                      $ 148,392,402              $ 139,452,514
                                                                 =====================     ======================

                                                                             Year Ended December 31,
                                                                         2000                      1999
-----------------------------------------------------------------------------------------------------------------

Changes in net assets:
     Contributions                                                       $ 13,138,933               $ 14,812,757
     Dividends                                                              3,300,583                  3,857,896
     Net appreciation                                                      21,613,424                 32,868,125
     Benefits paid to participants                                        (12,479,593)               (21,380,032)
     Transfers to participant - directed investments                      (16,686,182)               (49,956,142)
                                                                 ---------------------     ----------------------
          Net increase (decrease)                                         $ 8,887,165              $ (19,797,396)
                                                                 =====================     ======================

NOTE 4  - Forfeitures by Members

         Company basic and matching contributions and dividends thereon under the Plan are forfeited by employees whose employment is terminated before vesting is attained. However, if an employee is re-employed by the Company and performs an hour of service within five years after the date of termination of employment, the forfeited account balance shares will be restored to the employee's Plan account. Amounts forfeited will be used to restore previously forfeited accounts when necessary. Remaining amounts forfeited will then be used to offset future Company contributions to participant accounts.

         At December 31, 2000 and 1999, forfeited nonvested accounts totaled $173,152 and $170,782, respectively.

NOTE 5  - Parties-in-interest

         Certain of the Plan's investments are shares of mutual funds managed by the Trustee, as defined by the Plan Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for investment management services are disclosed on the face of the statement of changes in net assets available for benefits for the years ended December 31, 2000 and 1999.

         The Company, who also qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions with the Company qualify for a statutory exemption. Total expenses paid by the Company were $87,756 and $169,268 for the years ended December 31, 2000 and 1999, respectively.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             UNOCAL SAVINGS PLAN



Date:  June 28, 2001                          By:   /s/ Joe D. Cecil
                                                  ------------------------
                                                   Joe D. Cecil
                                                   Plan Committee Member


                                      Unocal Savings Plan
                      Schedule of Assets Held for Investment Purposes
                                      At December 31, 2000

       (a)                     (b)                                 (c)                             (d)                (e)
                   Identity of Issuer,                  Description of Investment,
                   Borrower, Lessor                  Including Maturity Date, Rate of
                   or Similar Party            Interest, Collateral, Par, or Maturity Value        Cost          Current Value
---------------------------------------------------------------------------------------------------------------------------------

        *          Unocal Corporation          Unocal Corporation Common Stock                   $ 174,845,614     $ 239,011,758
                                               6,178,010 shares

        **         Putnam Investments          Putnam S&P 500 Index Fund                            75,825,655       100,811,110
                                               3,182,169 shares

        **         Putnam Investments          George Putnam Fund of Boston                         41,340,952        38,149,305
                                               2,216,694 shares

        **         Putnam Investments          The Putnam Bond Index Fund                            4,268,360         4,585,471
                                               416,482 shares

        **         Vanguard Group              The Vanguard Windsor II Fund                          9,733,535         9,152,078
                                               336,473 shares

        **         Putnam Investments          Putnam International Growth Fund                     15,340,007        14,345,631
                                               578,453 shares

        **         Putnam Investments          Putnam Money Market Fund                             38,320,055        38,320,056
                                               38,320,056 shares

        **         Putnam Investments          Putnam New Opportunities Mutual Fund                 81,342,243        66,200,019
                                               1,105,914 shares

        **         Putnam Investments          Putnam Voyager Fund                                  40,029,129        36,481,007
                                               1,525,764 shares

        **         Putnam Investments          Participant Loans                                             -        11,043,570

                                                                                                               ------------------
                                               Total assets held for investment purposes                           $ 558,100,005
                                                                                                               ==================

*    Sponsor and employer and, therfore, a party-in-interest for which a statuory exemption exists.
**  Trustee for the Plan and, therefore, a party-in-interest for which a statuory exemption exists.
      The Vanguard Windsor II Fund is also available through Putnam Investments.

                                      -11-

                                                      UNOCAL SAVINGS PLAN
                                            Schedule of Reportable Transactions (1)
                                                       December 31, 2000

 (a)                     (b)                    (c)           (d)       (e)     (f)          (g)            (h)               (i)
Identity of      Description of Assets                                         Expense                 Current Value of
  Party         (including Interest Rate     Purchase      Selling    Lease Incurred With   Cost        Asset on
 Involved    And Maturity in Case of a loan    Price        Price     Rental Transaction  of Asset    Transaction Date    Net Gain
------------------------------------------------------------------------------------------------------------------------------------
Unocal
Corrporation (2) Common Stock               $46,253,995                                  $ 46,253,995   $ 46,253,995
                      (474 transactions)

Unocal
Corporation (2) Common Stock                            $ 67,951,771                       60,022,992     67,951,771   $  7,928,779
                      (786 transactions)

(1)  Under ERISA, a reportable transaction is a transaction or series of transactions during the Plan year that involves more than
     5 percent of the fair value of the Plan's net assets at the beginning of the Plan year, with certain exceptions.

(2)  Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

                               UNOCAL CORPORATION

                                  EXHIBIT INDEX





Exhibit 23         Consent of PricewaterhouseCoopers LLP


                                      -13-